04045682

RECEIVED

2004 OCT 22 P 1:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SembCorp Industries

Rule 12g3-2(b) File No. 825109

11 October 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

**SembCorp Industries Ltd**
**Rule 12g3-2(b) file No. 825109**

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
OCT 22 2004
THOMSON FINANCIAL

Linda Hoon Siew Kin
Group Company Secretary

Enc

dlw 10/22

C:jesstan/MasnetAnn/SECltr

MASNET No. 13 OF 11.10.2004
Announcement No. 43

**SEMBCORP INDUSTRIES LTD**

## SEMBCORP LOGISTICS' PROPOSED SALE OF 20% STAKE IN KNI

**11 October 2004** – SembCorp Industries ("SCI") refers to the announcement made today by its subsidiary SembCorp Logistics ("SCL") regarding the proposed sale of SCL's 20% stake in its associate Kuehne & Nagel International ("KNI").

KNI and Deutsche Bank AG London ("DB") have agreed to purchase SCL's 4.8 million KNI shares at a net price of CHF 203 per share for an aggregate consideration of CHF 974.4 million (about S$1.3 billion).

SCL has entered into a Share Buy-Back Agreement with KNI to undertake a selective share capital reduction to cancel KNI's 5% equity interest in SCL at S$2.19 per share, together with all rights attaching thereto as of 10 October, 2004.

KNI may sell, transfer or otherwise dispose of KNI's 5% equity interest in SCL at any time from the closing of the sale of SCL's 20% KNI stake until 30 November 2004. If the sale occurs, the Share Buy-Back Agreement shall terminate.

SCI has agreed for KNI to have a put option to put its 5% SCL stake to SCI at the price of S$2.19 per SCL share together with all rights attaching thereto as of 10 October 2004, should the selective share capital reduction exercise not be approved by SCL's shareholders at the Extraordinary General Meeting ("EGM") or should the EGM not be held by 31 May 2005. The put option expires on the earlier of (a) the sale, transfer or disposal by KNI of its 5% equity interest in SCL; (b) one month after the date of the EGM or (c) 30 June 2005. The aggregate consideration for KNI's 5% equity interest in SCL in the event the put option is exercised will be S$93 million and adjusting for the all rights attaching thereto mentioned above. This consideration will be satisfied from the internal resources of SCI. The put option price of S$2.19 was arrived at taking into account the recently transacted prices of SCL shares on the Singapore Exchange and represents a discount of 14% to the last transacted price of S$2.54 on 8 October 2004.

SCI has a 61% interest in SCL. The sale of the KNI stake by SCL will result in a net gain of about S$630 million in SCI's profit after tax and minority interest for FY 2004. The gain is determined in accordance with Financial Reporting Standard 103 which the Company adopted this year.

On completion of SCL's selective share capital reduction of KNI's 5% interest, SCI's shareholding in SCL will increase to approximately 64%. In the event that KNI puts its 5% of SCL shares to SCI, SCI's stake in SCL will increase to approximately 66%.

SCL has announced that it will pay, by way of a special dividend of S$750m and capital reduction of S$250m, totalling S$1.0 billion of proceeds from the sale to its shareholders. SCI's share of the proposed distribution will amount to approximately S$610 million. SCI will consider paying a portion of its share of these proceeds to its

own shareholders and use the remaining to pay down debt and fund its on-going projects and requirements.

Mr Wong Kok Siew, Deputy Chairman & CEO of SCI and Chairman of SCL, said: "The divestment by SCL of its stake in KNI is a positive deal that unlocks significant value for all shareholders of SCL, including SCI. It reflects the long-term commitment of the SCI Group of companies to deliver returns and create wealth for our shareholders."

- end -

Full details of the transaction can be found in SCL's announcement available on Masnet and www.semblog.com.

For media and analysts' enquiries, please contact:

April Lee
Vice President
Group Corporate Relations
Tel: +65 6723 3160
Fax: +65 6822 3240
Email: april.lee@sembcorp.com.sg
Website: www.sembcorp.com.sg

Company Registration No: 199802418D

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 11/10/2004 to the SGX